EXHIBIT 99.1

Sangoma Announces Filing of Form F-3 Resale Registration Statement and Associated Amendment to StarBlue Inc. Purchase Agreement

MARKHAM, Ontario, March 29, 2023 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced that on March 28, 2023 it filed a resale registration statement on Form F-3 (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the registration (the “Share Registration”) of 12,271,637 of its common shares (the “Common Shares”) previously issued or to be issued pursuant to the terms of that certain stock purchase agreement (the “Purchase Agreement”) previously entered into by the Company in connection with the acquisition of StarBlue Inc. on March 31, 2021 (the “StarBlue Acquisition”). A copy of the Resale Registration Statement is available on EDGAR at www.sec.gov.

As partial consideration for the StarBlue Acquisition, the Company previously agreed to issue 15,714,285 Common Shares to the sellers of StarBlue Inc. (the “StarBlue Sellers”), the majority of which was to be issued and distributed in fourteen quarterly installments commencing on April 1, 2022. As of the date hereof, 9,142,856 Common Shares remain to be issued on a quarterly basis, with the final release scheduled for January 2026 (the “Remaining Consideration”). In connection with the Share Registration, the Company has entered into an amendment to the Purchase Agreement (the “Amendment”), effective as of March 27, 2023, which provides that all of the Remaining Consideration shall be issued and distributed to the StarBlue Sellers on the later of (i) the fifth business day following the effective date of the Resale Registration Statement and (ii) such other date as mutually agreed by the Company and the StarBlue Sellers. The Share Registration, Resale Registration Statement and Amendment are each intended to ease administrative burdens in connection with the recurring issuance of the Remaining Consideration and create opportunities for increased liquidity on NASDAQ.

A copy of the Purchase Agreement and the Amendment are each available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com. Following the acceleration of the Common Shares pursuant to the Amendment, there will be no further Common Shares to be issued in connection with the StarBlue Acquisition.

Pursuant to the terms of the Purchase Agreement, approximately 52% of the Remaining Consideration will be issued directly or indirectly to Norm Worthington, and 13% to investment funds affiliated with NewSpring Growth Capital, with which our director Marc Lederman is affiliated. The remainder of the Remaining Consideration will be distributed by Star2Star Holdings, LLC on a pro rata basis to its other members. Due to the tax event triggered by the issuance of shares, Mr. Worthington and Star2Star Holdings, LLC each intend to sell the number of Common Shares necessary to cover their tax obligations. “We believe that accelerating the issuance of Sangoma Common Shares to be contractually issued to the StarBlue Sellers is in the best interests of the Company for a number of reasons, including simplifying the Company’s market capitalization calculation,” said Mr. Worthington. “While I intend to sell a limited number of Common Shares for tax purposes, I anticipate that immediately following such sales I will continue to hold at least 15% of the Common Shares of the Company, and intend to remain a long-term substantial shareholder.” In addition to the Common Shares Mr. Worthington has been and will be issued pursuant to the terms of the Purchase Agreement, Mr. Worthington has purchased an additional 86,900 Common Shares on the open market over the last few weeks, further increasing his ownership in the Company.

The Resale Registration Statement has been filed with the SEC but has not yet become effective. The Common Shares covered by such Registration Statement (the “Securities”) may not be sold, nor may offers to buy any such Securities be accepted, prior to the time the Resale Registration Statement becomes effective by the SEC. If declared effective by the SEC, the StarBlue Sellers may use the prospectus relating to the Resale Registration Statement from time to time to resell their Securities. The Resale Registration Statement is subject to amendment and completion. The Company will not receive any proceeds from the sale of any of the Securities by the StarBlue Sellers. This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, including the Securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sangoma Technologies Corporation

Sangoma is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider solutions for businesses of all sizes, including Managed Security, Managed SD-WAN and Managed Access. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s expected fiscal 2023 financial results, future success of our business, development strategies and future opportunities. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements. Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve inherent risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements, if at all. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected, estimated or anticipated in forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are, therefore, inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the remediation of material weaknesses, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, expectations regarding the amount of frequency of impairment losses, including as a result of the write-down of intangible assets, including goodwill, delay in project deliveries, changes in technology, changes in the business climate, changes to macroeconomic conditions, including rising interest rates and the occurrence of (or fears of an impending) economic recession, and the failure in March 2023 of Silicon Valley Bank and Signature Bank, and the resulting impact on the stability of the global financial markets at large, risks related to the COVID-19 (coronavirus) pandemic, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN, impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
(256) 428- 6285
investorrelations@sangoma.com